1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
January 14, 2026	www.integraresources.com

INTEGRA ANNOUNCES SELECTION OF THE DELAMAR HEAP LEACH PROJECT FOR THE FAST-41
PERMITTING TRANSPARENCY PROGRAM

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that its DeLamar Heap Leach Project ("DeLamar" or the "Project") located in southwestern Idaho has been selected for inclusion in the United States Federal Permitting Improvement Steering Council (the "Permitting Council") FAST-41 Transparency Projects Program.

Highlights:

  The FAST-41 Transparency Projects Program is a federal permitting framework designed to improve interagency coordination and increase transparency. Key benefits include:
    Enhanced visibility and predictability: Agencies must develop and maintain a project-specific timetable for all required federal environmental review and permitting actions. Scheduled and actual timeframes for these actions are publicly displayed.
    Improved coordination: Project sponsors will be designated with a dedicated project advisor from the Permitting Council, who will monitor the advancement of the Project while maintaining active engagement and coordination across federal agencies.
    Increased accountability: The Permitting Council provides oversight to ensure that federal agencies adhere to established timetables, including quarterly reports to Congress detailing agency compliance with Transparency Projects.
  Based on DeLamar's permitting timeline defined by the United States Bureau of Land Management ("BLM") and posted to the Federal Permitting Dashboard on January 13, 2026, the federal permitting process anticipates a Record of Decision ("ROD") being published in Q3 2027, reflecting an efficient 15-month National Environmental Policy Act ("NEPA") process.

George Salamis, President, CEO and Director of Integra commented: "DeLamar is Integra's flagship gold-silver development asset and a high-quality growth opportunity in a tier-one jurisdiction. The Project's inclusion on the Federal Permitting Dashboard represents a meaningful milestone in DeLamar's advancement. The Company is grateful for the Permitting Council's selection, which provides enhanced transparency into federal environmental reviews and authorizations. Integra remains committed to a rigorous, inclusive, and collaborative NEPA process, supported by many years of stakeholder engagement, environmental baseline studies, and technical refinement of the mine plan design. With the BLM's anticipated 15-month NEPA review period, we believe DeLamar is well positioned to advance efficiently through permitting. Once in production, DeLamar is expected to be a cornerstone asset supporting Integra's strategy of building a high-quality portfolio of heap-leach operations in the Great Basin of the United States."

Permitting Council and FAST-41 Projects

Established under Title 41 of the Fixing America's Surface Transportation ("FAST") Act (known as "FAST-41") in 2015, the Permitting Council consists of the Executive Director and Deputy Secretary level representatives from 13 federal agencies as well as the Director of the Office of Management and Budget and the Chair of the Council on Environmental Quality. The Permitting Council brings federal agencies and stakeholders together to improve the permitting process for critical infrastructure projects.

FAST-41 Transparency Projects are projects directed by the Permitting Council Executive Director to be posted on the Federal Permitting Dashboard, a public online resource for information on FAST-41 projects and the environmental review and permitting processes. More information on FAST-41 projects can be found on the Federal Permitting Dashboard: www.permits.performance.gov

DeLamar Project Overview

(All amounts in United States ("U.S.") dollars unless otherwise stated)

The past producing DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden Preliminary Economic Assessment, Pre-feasibility Study, and Feasibility Study ("FS") in late-2025. The 2025 FS for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and high rate of return. The FS outlines total production of 1.1 million ounces of gold equivalent ("AuEq") over a 10-year operating mine life (plus two years of residual leaching), resulting in an average annual production profile of 106,000 ounces AuEq per annum at a co-product mine-site All-in Sustaining Cost of $1,480 per ounce ("/oz") AuEq. The Project generates an after-tax Net Present Value ("NPV5%") of $774 million with an after-tax Internal Rate of Return ("IRR") of 46% at base case gold and silver prices of $3,000/oz and $35/oz, respectively. After-tax NPV5% improves to $1.7 billion and after-tax IRR to 89% using recent gold and silver prices of $4,250/oz and $60/oz, respectively. Refer to the 2025 DeLamar Feasibility Study announcement news release from December 17, 2025 here.

(1) Gold equivalent calculated using base case metal prices: $3,000/oz Au and $35/oz Ag

(2) See Cautionary Note Regarding Non-GAAP Measures

The FS technical report will be filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov by February 2, 2026.

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a "Qualified Person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company, the Project and its mineral properties; results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of the FS for the Project, including cash flows, revenue potential, development, expenditures, and timing thereof, extraction rates, life-of-mine projections and cost estimates; timing of completion of a technical report summarizing the results of the FS; magnitude or quality of mineral deposits; anticipated advancement of the Project mine plan; exploration expenditures, costs and timing of the development of new deposits; costs and timing of future exploration; permitting; construction and optimization planning; estimates of metallurgical recovery rates; anticipated advancement of the Project, future prospects and prospective inclusion of Mineral Resources in future mining activities; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Project; future growth potential of the Project; and future development plans.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Project and the Company's mineral properties; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Project and the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note Regarding Non-GAAP Financial Measures

Alternative performance measures in this news release such as "cash cost", "AISC" and "free cash flow" are furnished to provide additional information. These non-GAAP performance measures are included in this news release because these statistics are used as key performance measures that management uses to monitor and assess performance of DeLamar, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standardized meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but excludes head office G&A and exploration expenses.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

All-In Sustaining Cost

Site level AISC includes cash costs and sustaining and expansion capital, but excludes head office G&A and exploration expenses. The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from potential operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes. The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Project.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.